WAL★MART
MEXICO

FILE N°
82-4609

04 FEB 18 AM 7:21

February 16, 2004

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commis
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

04012931

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the consolidated financial statements for 4th quarter 2003, the reports results for 2003 and January 2004 sales, and report on shares repurchase for January 2004 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Sincerely,

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

dlw 2/19

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** . Quarter: **4** Year: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

04 FEB 10 7:21

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**65,653,046**	**100**	**62,093,748**	**100**
2	**CURRENT ASSETS**	**24,804,440**	**38**	**23,753,969**	**38**
3	CASH AND SHORT-TERM INVESTMENTS	11,763,743	18	10,156,806	16
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	812,758	1	1,018,685	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,169,793	2	1,178,053	2
6	INVENTORIES	10,736,039	16	11,202,772	18
7	OTHER CURRENT ASSETS	322,107	0	197,653	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**40,848,606**	**62**	**38,339,779**	**62**
13	PROPERTY	39,878,551	61	37,076,364	60
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	15,395,331	23	14,724,853	24
16	ACCUMULATED DEPRECIATION	15,288,030	23	14,001,205	23
17	CONSTRUCTION IN PROGRESS	862,754	1	539,767	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**23,764,334**	**100**	**22,683,991**	**100**
21	**CURRENT LIABILITIES**	**18,646,948**	**78**	**17,142,964**	**76**
22	SUPPLIERS	14,891,663	63	14,435,139	64
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,169,692	5	728,853	3
26	OTHER CURRENT LIABILITIES	2,585,593	11	1,978,972	9
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**5,092,549**	**21**	**5,515,203**	**24**
32	**OTHER LIABILITIES**	**24,837**	**0**	**25,824**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**41,888,712**	**100**	**39,409,757**	**100**
34	**MINORITY INTEREST**	**0**		**0**	
35	**MAJORITY INTEREST**	**41,888,712**	**100**	**39,409,757**	**100**
36	**CONTRIBUTED CAPITAL**	**13,028,326**	**31**	**13,134,020**	**33**
37	PAID-IN CAPITAL STOCK (NOMINAL)	5,565,268	13	5,601,675	14
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	6,918,934	17	6,919,221	18
39	PREMIUM ON SALES OF SHARES	544,124	1	613,124	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**28,860,386**	**69**	**26,275,737**	**67**
42	RETAINED EARNINGS AND CAPITAL RESERVE	29,388,633	70	25,925,719	66
43	REPURCHASE FUND OF SHARES	2,590,984	6	3,377,304	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(8,576,444)	(20)	(8,167,114)	(21)
45	NET INCOME FOR THE YEAR	5,457,213	13	5,139,828	13

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**11,763,743**	**100**	**10,156,806**	**100**
46	CASH	70,288	1	45,464	0
47	SHORT-TERM INVESTMENTS	11,693,455	99	10,111,342	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**18,646,948**	**100**	**17,142,964**	**100**
52	FOREING CURRENCY LIABILITIES	1,741,995	9	1,496,262	9
53	MEXICAN PESOS LIABILITIES	16,904,953	91	15,646,702	91
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,585,593**	**100**	**1,978,972**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,585,593	100	1,978,972	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**5,092,549**	**100**	**5,515,203**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	5,092,549	100	5,515,203	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**24,837**	**100**	**25,824**	**100**
68	RESERVES	24,837	100	25,824	100
69	OTHER LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(8,576,444)**	**100**	**(8,167,114)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(8,576,444)	(100)	(8,167,114)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION ***Final printing***

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	6,157,492	6,611,005
73	PENSIONS FUND AND SENIORITY PREMIUMS	165,465	147,787
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	99,881	92,708
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,432,904,845	4,461,903,845
78	REPURCHASED SHARES (*)	24,940,800	30,851,200

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**120,553,089**	**100**	**110,521,636**	**100**
2	COST OF SALES	95,548,621	79	87,605,280	79
3	**GROSS INCOME**	**25,004,468**	**21**	**22,916,356**	**21**
4	OPERATING EXPENSES	17,626,183	15	16,349,529	15
5	**OPERATING INCOME**	**7,378,285**	**6**	**6,566,827**	**6**
6	TOTAL FINANCING COST	(839,972)	(1)	(980,447)	(1)
7	**INCOME AFTER FINANCING COST**	**8,218,257**	**7**	**7,547,274**	**7**
8	OTHER FINANCIAL OPERATIONS	165,430	0	144,984	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**8,052,827**	**7**	**7,402,290**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,595,614	2	2,262,462	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**5,457,213**	**5**	**5,139,828**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**5,457,213**	**5**	**5,139,828**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**5,457,213**	**5**	**5,139,828**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**5,457,213**	**5**	**5,139,828**	**5**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**5,457,213**	**5**	**5,139,828**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**120,553,089**	**100**	**110,521,636**	**100**
21	DOMESTIC	120,553,089	100	110,521,636	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(839,972)**	**100**	**(980,447)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	4,082	0
26	INTEREST EARNED	637,386	76	743,140	76
27	EXCHANGE PROFITS	11,605	1	0	0
28	GAIN DUE TO MONETARY POSITION	(190,981)	(23)	(241,389)	(25)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**165,430**	**100**	**144,984**	**100**
29	OTHER NET EXPENSES (INCOME) NET	165,430	100	144,984	100
30	(PROFIT) LOSS ON SALES OF OWM SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,595,614**	**100**	**2,262,462**	**100**
32	INCOME TAX	2,857,036	110	1,964,504	87
33	DEFERRED INCOME TAX	(299,888)	(12)	252,644	11
34	WORKERS' PROFIT SHARING	38,466	1	45,314	2
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	120,553,089	110,521,636
39	OPERATION INCOME (**)	7,378,285	6,566,827
40	NET INCOME OF MAYORITY INTEREST(**)	5,457,213	5,139,828
41	NET CONSOLIDATED INCOME(**)	5,457,213	5,139,828

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
FROM OCTOBER THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**36,548,585**	**100**	**33,707,747**	**100**
2	COST OF SALES	28,860,437	79	26,623,559	79
3	**GROSS INCOME**	**7,688,148**	**21**	**7,084,188**	**21**
4	OPERATING EXPENSES	4,623,331	13	4,427,206	13
5	**OPERATING INCOME**	**3,064,817**	**8**	**2,656,982**	**8**
6	TOTAL FINANCING COST	(276,517)	(1)	(271,533)	(1)
7	**INCOME AFTER FINANCING COST**	**3,341,334**	**9**	**2,928,515**	**9**
8	OTHER FINANCIAL OPERATIONS	(26,166)	0	-61,280	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**3,367,500**	**9**	**2,867,235**	**9**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,002,603	3	675,194	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,364,897**	**6**	**2,192,041**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**2,364,897**	**6**	**2,192,041**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,364,897**	**6**	**2,192,041**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,364,897**	**6**	**2,192,041**	**7**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**2,364,897**	**6**	**2,192,041**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT QUARTER
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

FILE N°
82-4609

JUDGED INFORMATION **Final Printing**

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**36,548,585**	**100**	**33,707,747**	**100**
21	DOMESTIC	36,548,585	100	33,707,747	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(276,517)**	**100**	**(271,533)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	26,413	10
26	INTEREST EARNED	171,948	62	185,180	68
27	EXCHANGE PROFITS	2,059	1	0	0
28	GAIN DUE TO MONETARY POSITION	(102,510)	(37)	(112,766)	(42)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(26,166)**	**100**	**61,280**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(26,166)	(100)	61,280	100
30	(PROFIT) LOSS ON SALES OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,002,603**	**100**	**675,194**	**100**
32	INCOME TAX	1,211,553	121	446,400	66
33	DEFERRED INCOME TAX	(211,034)	(21)	244,612	36
34	WORKERS' PROFIT SHARING	2,084	0	(15,818)	(2)
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**5,457,213**	**5,139,828**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,963,103	2,290,019
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**7,420,316**	**7,429,847**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	1,568,942	(1,195,716)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**8,989,258**	**6,234,131**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(2,499,928)	(970,021)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,499,928)**	**(970,021)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(4,882,393)**	**(5,437,925)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,606,937	(173,815)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,156,806	10,330,621
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	11,763,743	10,156,806

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,963,103**	**2,290,019**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,306,501	2,085,880
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	23,223	24,407
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(366,621)	179,732
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**1,568,942**	**(1,195,716)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	214,187	(451,453)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	55,894	(2,033,595)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(124,454)	141,724
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	456,524	917,309
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	966,791	230,299
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+DIVIDEND RECEIVED	0	0
26	+OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(2,499,928)**	**(970,021)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(823,014)	(710,416)
31	(-) DIVIDENDS PAID	(1,676,914)	(259,605)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(4,882,393)**	**(5,437,925)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(5,176,141)	(5,244,388)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+SALE OF TANGIBLE FIXED ASSETS	362,748	152,995
39	+ (-) OTHER ITEMS	(69,000)	(346,532)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR:**2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.53	%	4.65	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.03	%	13.04	%
3	NET INCOME TO TOTAL ASSETS (**)	8.31	%	8.28	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	32.63	%	5.63	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	3.50	%	4.70	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.84	times	1.78	times
7	NET SALES TO FIXED ASSETS (**)	2.95	times	2.88	times
8	INVENTORIES ROTATION (**)	8.90	times	7.82	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2	days	3	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	36.20	%	36.53	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.57	times	0.58	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	7.33	%	6.60	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	5.07	times	4.87	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.33	times	1.39	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.75	times	0.73	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.04	times	1.05	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	63.09	%	59.25	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	6.16	%	6.72	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.30	%	(1.08)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	106.02	%	96.44	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

FILE N°
82-4609

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.22		$ 1.15	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.22		$ 1.15	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 9.45		$ 8.83	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.37	pesos	$ 0.31	pesos
10	DIVIDEND IN SHARE PER SHARE	0.00	shares	0.01	shares
11	MARKET PRICE TO CARRYING VALUE	3.39	times	2.78	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	26.15	times	21.42	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAS TWELVE MONTHS.

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - NET SALES LAST TWELVE MONTHS

AS OF FIRST QUARTER 2003, MEMBERSHIP INCOME IS INCLUDED IN REFERENCE R38 OF OTHER CONCEPTS UNDER THE HEADING OF "NET SALES", THUS MAKING IT COMPARABLE TO INFORMATION FROM THE PREVIOUS YEAR.

NOTE 3 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, THE TOTAL AMOUNT REPORTED IN THE QUARTER INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 4 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	13.75%	13.83%
3	NET INCOME TO TOTAL ASSETS	(**)	9.03%	8.97%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	1.99 TIMES	1.93 TIMES
7	NET SALES TO FIXED ASSETS	(**)	3.05 TIMES	3.00 TIMES
8	INVENTORIES ROTATION	(**)	9.83 TIMES	9.21 TIMES
	LEVERAGE			
16	NET SALES TO TOTAL LIABILITIES	(**)	5.81 TIMES	5.49 TIMES

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 5 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 6 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2003**

DIRECTOR REPORT (1)

FILE N°
82-4609

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

THROUGHOUT 2003, THE GROSS DOMESTIC PRODUCT AND PRIVATE SPENDING CONTINUED WITH WEAK GROWTH, AT 1.2% AND 1.7%, RESPECTIVELY. THE PESO EXCHANGE RATE UNDERWENT A DEVALUATION OF 8.7%, ANNUAL INFLATION CAME TO 3.98% AND THE 28-DAY CETES RATE AVERAGED 6.2%, WHICH IS 90 BASE POINTS LOWER THAN THE PREVIOUS YEAR.

COMPANY SALES FOR THE FULL YEAR 2003 AMOUNTED TO $120,280 MILLION PESOS, $10,263 MILLION PESOS HIGHER THAN FIGURED RECORDED THE YEAR BEFORE. SAID FIGURE IS A NOMINAL INCREASE OF 14.2% AND 9.3% IN REAL TERMS, AFTER ADJUSTING FOR INFLATION DURING THE PERIOD. COMP UNIT SALES GREW IN NOMINAL TERMS BY 8.1% AND 3.5% IN REAL TERMS, AS OPPOSED TO THE SAME PERIOD LAST YEAR.

OUR GROWTH IN SALES WAS DRIVEN BY AN INCREASE IN CUSTOMER COUNT. THROUGHOUT THE YEAR WE SERVED 600 MILLION CUSTOMERS, A 9.4% INCREASE IN TOTAL UNITS OVER FIGURES RECORDED THE PREVIOUS YEAR, WHEREAS THE AVERAGE TICKET DROPPED 0.1%.

AS OF 2003, THE COMPANY APPLIED IN A SUPPLEMENTARY FASHION THE PROVISIONS CONTAINED IN BULLETIN SAB-101 ISSUED BY THE SECURITIES AND EXCHANGE COMMISSION, WHICH DEFERS RECOGNITION OF SAM'S CLUB MEMBERSHIP INCOME DURING THE 12 MONTHS FOR WHICH EACH MEMBERSHIP IS VALID. WITH THIS EFFECT IN MIND, THE FOLLOWING ARE THE CONSOLIDATED RESULTS FOR THE COMPANY FOR THE PERIOD COMPRISING JANUARY TO DECEMBER 2003:

THE GROSS PROFIT MARGIN FOR THE FULL YEAR OF 2003 REACHED 20.7%, THE SAME AS FOR 2002. IN MONETARY TERMS, THE GROSS PROFIT GREW 9.1% OVER FIGURES FOR LAST YEAR.

OPERATING EXPENSES REPRESENTED 14.6% OF TOTAL INCOME, 20 BASE POINTS LESS THAN PERCENTAGES RECORDED FOR 2002. HAD THE DEFERRING OF SAM'S CLUB MEMBERSHIP INCOME NOT BEEN CONSIDERED, THE OPERATING INCOME WOULD HAVE REPRESENTED 6.3% OF TOTAL INCOME, WITH A 16.6% GROWTH OVER THE PREVIOUS YEAR.

EBITDA RECORDED AN 11.9% GROWTH IN REAL TERMS, WHICH IS 8% OF COMPANY INCOME. WITHOUT THE AFOREMENTIONED SAM'S CLUB EFFECT, EBITDA WOULD HAVE GROWN 15.2% OVER FIGURES FOR LAST YEAR, REPRESENTING 8.2% OF INCOME. INCOME BEFORE TAX WAS $8,053 MILLION PESOS, AN 8.8% GROWTH IN REAL TERMS.

NET CONSOLIDATED INCOME FOR THE PERIOD JANUARY TO DECEMBER 2003 TOTALED $5,457 MILLION PESOS, REPRESENTING 4.5% OF TOTAL INCOME FOR THE PERIOD, A 6.2% GROWTH IN REAL TERMS OVER THE PREVIOUS YEAR. WITHOUT DEFERRING SAM'S CLUB MEMBERSHIP INCOME, NET INCOME WOULD HAVE REPRESENTED 4.7% OF TOTAL INCOME, A 10% GROWTH IN REAL TERMS OVER THE PREVIOUS YEAR.

THERE WERE 46 OPERATING UNITS OPENED DURING 2003, THUS TOTALING 641 STORES AND RESTAURANTS, AND INCREASING INSTALLED CAPACITY BY 10% AND 3.6% REGARDING RESTAURANT SEATING.

AS OF DECEMBER 31, 2003, THE COMPANY HAD $11,764 MILLION PESOS CASH ON HAND AFTER PAYING A DIVIDEND $1,677 MILLION PESOS AND INVESTING $5,176 MILLION PESOS IN FIXED ASSETS THROUGHOUT THE YEAR.

MEXICO CITY, FEBRUARY 9, 2004
EDUARDO CASTRO-WRIGHT
EXECUTIVE PRESIDENT AND CEO

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT DECEMBER 31, 2003, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX, UNLESS OTHERWISE INDICATED.

NOTE 2 - ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)

THE BALANCE OF THIS ACCOUNT AT DECEMBER 31, 2003, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 308,829.

NOTE 3 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 4 - CONTINGENT LIABILITIES AND COMMITMENTS:

THERE WERE NO COMMITMENTS IN U.S. DOLLAR AT DECEMBER 31, 2003.

NOTE 5 - SENIORITY PREMIUMS

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES, CONTRIBUTIONS TO THE FUND ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD, EMPLOYEES MAKE NO CONTRIBUTIONS TO THE FUND.

AN ANALYSIS OF ASSETS, LIABILITIES AND COSTS RELATED TO SENIORITY PREMIUMS, AS WELL AS ASSUMPTIONS CONSIDERED IN THE COMPUTATIONS IS AS FOLLOWS:

	DECEMBER 31 2003	DECEMBER 31 2002
VESTED BENEFIT OBLIGATION	PS. 81,500	PS. 73,541
CURRENT BENEFIT OBLIGATION	PS. 166,149	PS. 149,083
PROJECTED BENEFIT OBLIGATION	PS. 168,506	PS. 150,899
PLAN ASSETS	(165,465)	(147,787)
VARIANCES IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	21,796	22,712
NET PROJECTED LIABILITY	PS. 24,837	PS. 25,824

	DECEMBER 31 2003	DECEMBER 31 2002
LABOR COST	PS. 24,781	PS. 25,840
FINANCING COST	7,889	8,128
RETURN ON PLAN ASSETS	(9,124)	(9,561)
AMORTIZATION	(323)	-
NET PERIOD COST	PS. 23,223	PS. 24,407
AMORTIZATION PERIOD OF VARIANCES ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS (YEARS)	23.4	23.4

SENIORITY PREMIUMS PAYMENTS MADE IN 2003 AND 2002 AGGREGATED PS. 11,068 AND PS. 8,821, RESPECTIVELY. IN THE YEAR ENDED DECEMBER 31, 2003, THE COMPANY CONTRIBUTED PS. 24,636 TO THE TRUST FUND.

THE RATES CONSIDERED IN THE ACTUARIAL COMPUTATIONS FOR 2003 AND 2002 WERE AS FOLLOWS:

	2003	2002
DISCOUNT RATE FOR LABOR OBLIGATIONS	5.5%	5.5%
SALARY INCREASE	1.0%	2.5%
RETURN ON PLAN ASSETS	6.5%	6.5%

NOTE 6 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT	TOTAL
SHARES PLAN FUND	PS.(1,322,470)	PS.(182,995)	PS.(1,505,465)
PREMIUM ON SALE OF SHARES	680,828	1,368,761	2,049,589
PREMIUM ON SALE OF SHARES	PS.(641,642)	PS. 1,185,766	PS. 544,124

	NOMINAL VALUE	RESTATEMENT	TOTAL
LEGAL RESERVE	PS. 1,178,237	PS. 1,244,700	PS. 2,422,937
RETAINED EARNINGS FROM PREVIOUS YEARS	18,677,115	13,073,502	31,750,617
INITIAL EFFECT OF DEFERRED INCOME TAX	(3,827,449)	(957,472)	(4,784,921)
RETAINED EARNINGS AND CAPITAL RESERVE	PS.16,027,903	PS.13,360,730	PS.29,388,633
REPURCHASE FUND OF SHARES	PS. 904,654	PS. 1,686,330	PS. 2,590,984
NET INCOME FOR THE YEAR	PS. 5,371,990	PS. 85,223	PS. 5,457,213

NOTE 7 - REPURCHASE FUND OF SHARES:

DURING 2003, THE COMPANY REPURCHASED 28,999,000 SERIES "C" SHARES; THIS REPURCHASE OF SHARES IMPLIED A REDUCTION OF PS. 36,407 IN THE THEORETICAL HISTORICAL VALUE OF CAPITAL STOCK EQUAL TO PS. 36,694 RESTATED FOR INFLATION. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR THE REPURCHASE OF SHARES.

NOTE 8 - AGREEMENTS REACHED AT THE REGULAR SHAREHOLDERS' MEETING HELD ON FEBRUARY 26, 2003:

1. APPROVAL OF THE MAXIMUM AMOUNT TO BE USED BY THE COMPANY IN 2003 TO REPURCHASE ITS OWN SHARES. SUCH AMOUNT IS PS. 3,248,032 (NOMINAL PESOS).

2. CANCELLATION OF 34,909,400 SERIES "C" SHARES THAT WERE REPURCHASED BY THE COMPANY.

3. INCREASE OF PS. 247,154 (NOMINAL PESOS) IN THE LEGAL RESERVE THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS WAS PS. 255,242.

4. PAYMENT OF CASH DIVIDEND AT PS. 0.37 (NOMINAL PESOS) PER SHARE, IRRESPECTIVE OF THE SERIES. THE DIVIDEND WILL BE PAID STARTING MARCH 13, 2003.

5. APPROVAL OF A MOVEMENT BETWEEN FIXED AND VARIABLE CAPITAL. FIXED CAPITAL IS PS. 650.372 (NOMINAL PESOS) AND VARIABLE CAPITAL MAY NOT EXCEED TEN TIMES SUCH AMOUNT.

6. APPROVAL OF THE CREATION OF FUNDACION WAL-MART DE MEXICO. ANNUAL CONTRIBUTIONS TO THE FOUNDATION MAY NOT EXCEED 0.05% OF SALES.

NOTE 9 - MEMBERSHIP INCOME:

EFFECTIVE JANUARY 2003, THE COMPANY DECIDED TO ADOPT ON A BASIS THE REQUIREMENTS OF SAB-101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, ISSUED BY THE SECURITIES AND EXCHANGE COMMISION (SEC). SUCH PRONOUNCEMENT ESTABLISHES THE GUIDELINES FOR RECOGNIZING ON A DEFERRED BASIS REVENUE FROM SALES OF MEMBERSHIPS OVER THE TERM OF THE MEMBERSHIP.

THROUGH DECEMBER 31,2002, THE COMPANY RECOGNIZED REVENUE FROM SALES OF SAM'S CLUB MEMBERSHIPS AT THE TIMES THE REVENUE WAS COLLECTED.

IN ADDITION, EARNED INCOME WILL BE PRESENTED IN THE STATEMENTS OF INCOME UNDER A SPECIFIC HEADING AFTER NET SALES. THE CURRENT SIFIC SYSTEM STATEMENT OF INCOME FORMAT , HOWEVER , REQUIRES THAT IT BE PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX 11 "SALES DISTRIBUTION BY PRODUCT". INCOME FOR 2002 SHALL BE RECLASSIFIED UNDER THIS HEADING SO AS TO ENABLE A VALID COMPARISON OF THE INFORMATION.

AT DECEMBER 31, 2003 UNRECOGNIZED DEFERRED REVENUE FROM SALES OF MEMBERSHIP PS. 280,785. INCORPORATING SUCH REVENUE, RESULTS OF OPERATIONS OF THE YEAR ENDED DECEMBER 31, 2003 WOULD HAVE BEEN AS FOLLOWS:

	2003		2002	
	PS.	%	PS.	%
NET SALES	120,280,425		110,016,973	
OTHER INCOME	553,449		504,663	
TOTAL INCOME	120,833,874	100.0	110,521,636	100.0
COST OF SALES	(95,548,621)	(79.1)	(87,605,280)	(79.3)
OPERATING EXPENSES	(17,626,183)	(14.6)	(16,349,529)	(14.8)
OPERATING INCOME	7,659,070	6.3	6,566,827	5.9
NET INCOME	5,647,479	4.7	5,139,828	4.7

NOTE 10 - SEGMENT INFORMATION:

THE NEW MEXICAN ACCOUNTING BULLETIN B-5, SEGMENT INFORMATION, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, ESTABLISHES THE REQUIREMENTS FOR DISCLOSING INFORMATION BY OPERATING SEGMENTS. SUCH INFORMATION WAS PREPARED USING THE MANAGEMENT APPROACH AND THE CRITERIA DEFINED IN THIS BULLETIN. THE SEGMENT "OTHER" CONSISTS OF DEPARTMENTAL STORES, RESTAURANTS AND REAL-ESTATE TRANSACTIONS WITH THIRD PARTIES.

A BREAKDOWN OF INFORMATION BY ECONOMIC SEGMENTS IS AS FOLLOWS:

SEGMENT	TOTAL INCOME		OPERATING INCOME	
	2003	2002	2003	2002
SELF SERVICES	PS.110,270,749	PS.100,501,642	PS. 5,888,744	PS. 5,139,860
OTHER	10,282,340	10,019,994	1,489,541	1,426,967
CONSOLIDATED	PS.120,553,089	PS.110,521,636	PS. 7,378,285	PS. 6,566,827

SEGMENT	PURCHASE OF FIXED ASSETS		DEPRECIATION	
	2003	2002	2003	2002
SELF SERVICES	PS. 4,817,011	PS. 4,754,968	PS. 1,890,380	PS. 1,679,707
OTHER	359,130	489,420	416,121	406,173
CONSOLIDATED	PS. 5,176,141	PS. 5,244,388	PS. 2,306,501	PS. 2,085,880

SEGMENT	TOTAL ASSETS		CURRENT LIABILITIES	
	2003	2002	2003	2002
SELF SERVICES	PS. 49,793,036	PS. 45,504,734	PS. 15,958,260	PS. 15,018,402
OTHER	7,827,971	7,542,579	1,355,842	1,454,429
UNASSIGNABLE ITEMS	8,032,039	9,046,435	1,332,846	670,133
CONSOLIDATED	PS. 65,653,046	PS. 62,093,748	PS. 18,646,948	PS. 17,142,964

UNASSIGNABLE ITEMS REFER PRIMARILY TO RESERVE LAND, CASH AND CASH EQUIVALENTS OF THE PARENT AND REAL-ESTATE COMPANIES, AS WELL AS INCOME TAX PAYABLE.

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED

JUDGED INFORMATION **Final Printing**

COMPAY NAME (1)		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES						
1	NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	7,702,235
2	SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	830,274
3	VIPS	RESTAURANTS	41,000	99.99	41,000	1,167,125
4	CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	411,119	99.99	538,866	1,562,573
5	REAL ESTATE	R.E. DEVELOPMENT	13,311,915	99.99	13,311,915	36,452,883
TOTAL INVESTMENT IN SUBSIDIARIES					**15,048,416**	**47,715,090**
ASSOCIATEDS			0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS					**0**	**0**
OTHER PERMANENT INVESTMENTS						
TOTAL						**47,715,090**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

STOCK EXCHANGE CODE: WALMEX
WAL-MART DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 5
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2003

FILE N° 82-4609

Final Printing
CONSOLIDATED

JUDGED INFORMATION

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated in Pesos: Until 1 Year	Denominated in Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortizacion of Credits In Foreign Currency With Foreign Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			12,603,806	0	0	0	0	0	0	0	1,350,627	0	0	0	0	0
DEPARTAMENT STORE			600,867	0	0	0	0	0	0	0	174,836	0	0	0	0	0
RESTAURANTS			150,097	0	0	0	0	0	0	0	11,430	0	0	0	0	0
TOTAL SUPPLIERS			**13,354,770**	0	0	0	0	0	0	0	**1,536,893**	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER CURRENT LIAB.W/O COST.			2,380,491	0	0	0	0	0	0	0	205,102	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**2,380,491**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**205,102**	**0**		**0**	**0**	**0**
TOTAL			**15,735,261**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,741,995**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2003
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

JUDGED INFORMATION

BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
3. POSITION IN FOREIGN EXCHANGE					
TOTAL ASSETS	**155,759**	**1,757,732**	**0**	**0**	**1,757,732**
LIABILITIES POSITION	**154,364**	**1,741,995**	**0**	**0**	**1,741,995**
SHORT TERM LIABILITIES POSITION	154,364	1,741,995	0	0	1,741,995
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**1,395**	**15,737**	0	0	**15,737**

(1) IN THE OBSERVATIONS SECTION WILL MUST SPECIFY THE CURRENCY AND THE EXCHANGE RATE

NOTES

PS. 11.2850 RATE OF EXCHANGE AMERICAN DOLLAR.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

FILE N° 82-4609

ANNEX 7

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	13,340,210	17,963,441	4,623,231	0.40	18,493
FEBRUARY	12,233,029	15,673,275	3,440,246	0.28	9,633
MARCH	11,708,730	16,227,192	4,518,462	0.63	28,466
APRIL	9,085,767	13,475,744	4,389,977	0.17	7,463
MAY	10,103,827	14,361,328	4,257,501	(0.32)	(13,624)
JUNE	11,979,511	15,528,169	3,548,658	0.08	2,839
JULY	10,886,385	14,216,576	3,330,191	0.14	4,662
AUGUST	11,439,670	15,081,975	3,642,305	0.30	10,927
SEPTEMBER	13,225,807	16,115,711	2,889,904	0.60	17,339
OCTUBER	12,249,955	15,722,294	3,472,339	0.37	12,848
NOVEMBER	12,367,551	18,766,493	6,398,942	0.84	53,751
DECEMBER	14,293,120	22,553,812	8,260,692	0.43	35,521
ACTUALIZATION:					2,663
CAPITALIZATION:					0
FOREIGN CORP.:					0
OTHER					0
TOTAL					**190,981**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCKS MARKET (1)

FILE N°
82-4609

ANNEX 8

CONSOLIDATED
Final printing

JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

JUDGED INFORMATION

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	736,479	100
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	683,058	100
SUPERMARKETS	GROCERIES SALES AND FRESH	70,556	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	461,852	100
APPAREL STORES	APPAREL AND ACCESORY SALE	261,675	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	59,437	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2003**

FILE N°
82-4609

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY					

NOTES

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2003**

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NET SALES				120,280,425			
OTHER INCOME				272,664			
TOTAL				120,553,089			

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2003**

FILE N°
82-4609

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON APPLY							
TOTAL				0			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED

JUDGED INFORMATION **Final Printing**

FILE N°
82-4609

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
C		41	86,178,595	437,601,526		523,780,121	108,192	549,384
V		41	431,862,484	3,477,262,240		3,909,124,724	542,180	4,365,512
			518,041,079	**3,914,863,766**	**0**	**4,432,904,845**	**650,372**	**4,914,896**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,432,904,845
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
V	0	0.00000	32.03000
C	24,940,800	29.28998	30.06000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N°
82-4609

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

THE UNDERSIGNED SWEAR TO TELL THE TRUTH, WAL-MART DE MEXICO S.A. DE C.V. AND SUBSIDIARIES FINANCIAL INFORMATION CONTAINED AS OF THIRD QUARTER 2003 CORRESPONDIENT REPORT, IT REASONABLY REFLECTS THE SITUATION FOR THE SAME. IN ADDITION, WE HEREBY STATE THAT WE HAVE NO KNOWLEDGE OF RELEVANT DATA OMITTED OR ALTERED IN THIS QUARTERLY REPORT, NOR THAT SAID REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE SHAREHOLDERS.

EDUARDO CASTRO WRIGHT **EXECUTIVE PRESIDENT AND CEO**	**RAFAEL MATUTE LABRADOR** **EXECUTIVE VICEPRESIDENT AND CFO**

MEXICO, D.F., AT FEBRUARY 9 OF 2003

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

PROJECT'S INFORMATION
(PROJECT, AMOUNT USED AND PERCENTAGE OF PROGRESS)

ANNEX 13

CONSOLIDATED
Final Printing

WE ARE WRAPPING UP THE INFORMATION RELATED WITH THIS ANNEX.

FOREIGN CURRENCY TRANSACTIONS AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
(INFORMATION RELATED TO BULLETIN B-15)

ANNEX 14

FILE N°
82-4609

CONSOLIDATED
Final Printing

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 11.2850 PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
ASSETS	US$ 155,759	PS. 1,757,732
SUPPLIERS	US$ 136,189	PS. 1,536,893
OTHER CURRENT LIABILITIES	US$ 18,175	PS. 205,102

DURING 2003, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 11,605 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

FILE N°
82-4609

WAL★MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE DESDE 2001

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RESULTS FOR 2003 AND JANUARY 2004 SALES

Mexico City, February 9, 2004

During 2003:
Sales, operating expenses as a percentage of sales, operating income, EBITDA, earnings before taxes, and net income before extraordinary items were the best ever for the Company.

Today, Wal-Mart de Mexico reported results for the year 2003. A 14% increase in sales over the previous year, 9% in real terms, once the period's inflation is accounted for, combined with a lower level of operating expenses, allowed operating income to increase 12% versus the level achieved in 2002. EBITDA for the year amounted to $9,685 million pesos and represented 8.0% of total revenues, a growth in real terms of 12% over last year's levels.

Regarding results achieved by the Company, Eduardo Castro, President and Chief Executive Officer of Wal-Mart de Mexico said: "I want to thank our associates for the effort made during 2003, when we achieved the best results ever in the history of our Company. I thank our customers for their confidence in us, and we reaffirm our commitment to continue working to offer them every day low prices. Throughout 2003 we invested $5,176 million pesos, equivalent to 443 million dollars to build, and modernize our stores, restaurants, distribution centers, and information systems. This allowed us to create 7,173 new direct and permanent jobs, as well as bringing our value proposition to 64 cities in the Country, 9 more than a year ago. For this year, we reaffirm our commitment to continue investing and creating jobs, offering with more efficiencies and in more places the products that our customers demand, thus contributing to improve the quality of life for the mexican families".

For the fourth quarter 2003, a 13% increase in sales, 9% in real terms once the period's inflation is accounted for, combined with a lower level of operating expenses, allowed operating income to increase 15% in real terms versus 2002. EBITDA amounted to $3,650 million pesos and represented 10.0% of total revenues, a growth in real terms of 14% over last year's levels.

The main figures are:

January – December Results

	2003		2002		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Sales	120,280		110,017		9
Other income	273		505		(46)
Total Revenues	120,553	100.0	110,522	100.0	9
Cost of sales	95,549	79.3	87,605	79.3	9
Gross profit	25,004	20.7	22,917	20.7	9
Operating expenses	17,626	14.6	16,350	14.8	8
Operating income	7,378	6.1	6,567	5.9	12
EBITDA	9,685	8.0	8,653	7.8	12
Income before taxes	8,053	6.7	7,402	6.7	9
Net income	5,457	4.5	5,140	4.7	6
EPS last 12 months (in pesos)	1.225		1.146		7

The Company's cash position as of December 31, 2003 was $11,764 million Mexican pesos, equivalent to $1.04 billion dollars.

FILE N°
82-4609

As of 2003, Walmex has adopted SAB-101 Bulletin, issued by the Securities and Exchange Commission (SEC), recognizing membership income for its Sam's Club units in a deferred manner over the 12 months period in which each membership is effective. Without deferring said income, result for the year would have been as follows:

January – December Results
(Without Deferring Membership Income in 2003)

	2003		2002		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Sales	120,280		110,017		9
Other income	554		505		10
Total Revenues	120,834	100.0	110,522	100.0	9
Cost of sales	95,549	79.1	87,605	79.3	9
Gross profit	25,285	20.9	22,916	20.7	10
Operating expenses	17,626	14.6	16,350	14.8	8
Operating income	7,659	6.3	6,567	5.9	17
EBITDA	9,966	8.2	8,653	7.8	15
Income before taxes	8,334	6.9	7,402	6.7	13
Net income	5,647	4.7	5,140	4.7	10
EPS last 12 months (in pesos)	1.267		1.146		11

Fourth Quarter Results (October-December)

	2003		2002		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Sales	36,430		33,536		9
Other income	118		172		(31)
Total Revenues	36,548	100.0	33,708	100.0	8
Cost of sales	28,860	79.0	26,624	79.0	8
Gross profit	7,688	21.0	7,084	21.0	9
Operating expenses	4,623	12.6	4,427	13.1	4
Operating income	3,065	8.4	2,657	7.9	15
EBITDA	3,650	10.0	3,190	9.5	14
Income before taxes	3,368	9.2	2,867	8.5	17
Net income	2,365	6.5	2,192	6.5	8
EPS for the quarter (in pesos)	0.532		0.490		8

Without deferring membership income at Sam's Club, results for the fourth quarter 2003 would have been as follows:

Fourth Quarter (October-December)
(Without Deferring Membership Income in 2003)

	2003		2002		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Sales	36,430		33,536		9
Other income	184		172		7
Total Revenues	36,614	100.0	33,708	100.0	9
Cost of sales	28,860	78.8	26,624	79.0	8
Gross profit	7,754	21.2	7,084	21.0	9
Operating expenses	4,623	12.6	4,427	13.1	4
Operating income	3,131	8.5	2,657	7.9	18
EBITDA	3,715	10.1	3,190	9.5	16
Income before taxes	3,433	9.4	2,867	8.5	20
Net income	2,413	6.6	2,192	6.5	10
EPS for the quarter (in pesos)	0.542		0.490		11

FILE N°
82-4609

January 2004 Sales:

During the month of January 2004, sales were $10,872 million pesos. This figure represents a 16.5% increase over sales reported the same month last year, and a 11.8% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 9.2%, and of 4.8% in real terms compared to the same month of 2003.

Real Growth

	January	
	2004	2003
Total sales growth (%)	11.8	10.1
Comparable sales growth (%)	4.8	3.1

Considering the four-week period from January 3 to 30, 2004 that compares with the four-week period ending January 31, 2003, sales growth was as follows:

Real Growth

	4 weeks	
	2004	2003
Total sales growth (%)	11.4	11.9
Comparable sales growth (%)	4.5	4.8

Shareholders Meeting 2004:

During today's session, The Board of Directors agreed to call for the Annual Shareholders Meeting in Mexico City on February 25, 2004. Main issues will be:

- Approval of the financial information for 2003.
- Approval to cancel 27,619,700 shares series C, from the share repurchase program, that are now in treasury.
- Approval of the proposal to grant to Series C shareholders the same rights the Series V shareholders currently have. As a result of this Series C shares would be converted into Series V shares, and Series V shares would be the only ones that would represent the Capital Stock of the Company. This proposal responds to one of the best Corporate Governance practices, one share, one vote and equal rights for all shareholders.
- Approval of the project of granting a dividend of $0.44 pesos per share, payable either in cash or in stock, as each shareholder chooses. The number of new Series V shares that would be given to the shareholders that opt for the dividend payment in stock would be based on the closing price for series V shares at the Mexican Stock Exchange on March 22, and the dividend would be paid on March 31, 2004.
- Designation or ratification of the members of the board and examiners.

Summons to the Shareholders Meeting will be available on our web page.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 640 units, broken down as follows:

53 Sam's Clubs
140 Bodega Aurrera
83 Wal*Mart Supercenters
44 Superamas
52 Suburbias
268 Restaurants, including 17 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
Walmex C	WalmexC MM	WalmexC.Mx	
	WMMVY	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

ANEX 1

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at December 31, 2003

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	Ps. 11,763,743	Ps. 10,156,806
Accounts receivable – net	1,982,551	2,196,738
Inventories	10,736,039	11,202,772
Prepaid expenses	322,107	197,653
Total current assets	24,804,440	23,753,969
Property and equipment - net	40,848,606	38,339,779
Total assets	Ps. 65,653,046	Ps. 62,093,748
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers	Ps. 14,891,663	Ps. 14,435,139
Other accounts payable	3,755,285	2,707,825
Total current liabilities	18,646,948	17,142,964
Deferred income tax	5,092,549	5,515,203
Reserve for seniority premiums	24,837	25,824
Total liabilities	23,764,334	22,683,991
Shareholders' equity:		
Capital stock	12,484,202	12,520,896
Legal reserve	2,422,937	2,167,695
Retained earnings	32,422,909	28,897,852
Reserve for repurchase of shares	2,590,984	3,377,304
Accumulated result of restatement	(8,576,444)	(8,167,114)
Premium on sale of shares	2,049,589	2,069,733
Employee stock option plan fund	(1,505,465)	(1,456,609)
Total shareholders' equity	41,888,712	39,409,757
Total liabilities and shareholders' equity	Ps. 65,653,046	Ps. 62,093,748

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Thousands of Mexican pesos with purchasing power at December 31, 2003

	Year ended December 31	
	2003	2002
Net Sales	Ps. 120,280,425	Ps. 110,016,973
Other Income	272,664	504,663
Total Revenues	120,553,089	110,521,636
Cost of sales	(95,548,621)	(87,605,280)
Gross profit	25,004,468	22,916,356
Operating expenses	(17,626,183)	(16,349,529)
Operating income	7,378,285	6,566,827
Comprehensive financing income:		
Financial income – net	637,386	743,140
Exchange gain (loss)	11,605	(4,082)
Monetary position gain	190,981	241,389
	839,972	980,447
Other expenses – net	(165,430)	(144,984)
Income before income tax and employee profit sharing	8,052,827	7,402,290
Income tax and employee profit sharing	(2,595,614)	(2,262,462)
Net income	Ps. 5,457,213	Ps. 5,139,828
Earnings per share (in pesos)	Ps. 1.225	Ps. 1.146

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos with purchasing power at December 31, 2003

	Year ended December 31	
	2003	2002
Operating activities		
Net income	Ps. 5,457,213	Ps. 5,139,828
Charges (credits) not requiring the use (providing) of resources:		
Depreciation	2,306,501	2,085,880
Seniority premiums	23,223	24,407
Deferred income taxes	(366,621)	179,732
	7,420,316	7,429,847
Changes in:		
Accounts receivable	214,187	(451,453)
Inventories	55,894	(2,033,595)
Prepaid expenses	(124,454)	141,724
Accounts payable to suppliers	456,524	917,309
Other accounts payable	991,427	230,299
Reserve for seniority premiums	(24,636)	-
Resources provided by operating activities	8,989,258	6,234,131
Financing activities		
Payment of dividends	(1,676,914)	(259,605)
Repurchase of shares	(823,014)	(710,416)
Resources used in financing activities	(2,499,928)	(970,021)
Investing activities		
Purchase of property and equipment	(5,176,141)	(5,244,388)
Sale and retirement of property and equipment	362,748	152,995
Employee stock option plan - net	(69,000)	(346,532)
Resources used in investing activities	(4,882,393)	(5,437,925)
Increase (decrease) in cash and cash equivalents	1,606,937	(173,815)
Cash and cash equivalents at beginning of year	10,156,806	10,330,621
Cash and cash equivalents at end of year	Ps. 11,763,743	Ps. 10,156,806

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 30, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	26,920,600	521,800,321
30/01/2004	00198	BUY	30,500	31.80	969,900	ACCIV	STOCK		26,951,100	521,769,821
30/01/2004	00199	BUY	6,700	31.81	213,127	ACCIV	STOCK		26,957,800	521,763,121
30/01/2004	00200	BUY	11,000	31.85	350,350	ACCIV	STOCK		26,968,800	521,752,121
30/01/2004	00201	BUY	15,000	31.90	478,500	ACCIV	STOCK		26,983,800	521,737,121
30/01/2004	00202	BUY	20,000	31.95	639,000	ACCIV	STOCK		27,003,800	521,717,121
30/01/2004	00203	BUY	101,400	32.00	3,244,800	ACCIV	STOCK		27,105,200	521,615,721
30/01/2004	00204	BUY	227,300	32.06	7,287,238	ACCIV	STOCK		27,332,500	521,388,421
30/01/2004	00205	BUY	50,000	32.07	1,603,500	ACCIV	STOCK		27,382,500	521,338,421
30/01/2004	00206	BUY	40,000	32.10	1,284,000	ACCIV	STOCK		27,422,500	521,298,421
30/01/2004	00207	BUY	25,000	32.11	802,750	ACCIV	STOCK		27,447,500	521,273,421
30/01/2004	00208	BUY	500	32.12	16,060	ACCIV	STOCK		27,448,000	521,272,921
30/01/2004	00209	BUY	95,200	32.15	3,060,680	ACCIV	STOCK		27,543,200	521,177,721
30/01/2004	00210	BUY	76,500	32.20	2,463,300	ACCIV	STOCK		27,619,700	521,101,221
								As of current report	27,619,700	521,101,221

Shareholders' equity amount	0
Capital stock amount	22,413,205

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,453,604,376	2,431,191,171

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 29, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	26,535,500	522,185,421
29/01/2004	00186	BUY	9,900	31.65	313,335	ACCIV	STOCK		26,545,400	522,175,521
29/01/2004	00187	BUY	10,000	31.70	317,000	ACCIV	STOCK		26,555,400	522,165,521
29/01/2004	00188	BUY	10,000	31.74	317,400	ACCIV	STOCK		26,565,400	522,155,521
29/01/2004	00189	BUY	20,000	31.80	636,000	ACCIV	STOCK		26,585,400	522,135,521
29/01/2004	00190	BUY	30,000	31.90	957,000	ACCIV	STOCK		26,615,400	522,105,521
29/01/2004	00191	BUY	45,000	31.92	1,436,400	ACCIV	STOCK		26,660,400	522,060,521
29/01/2004	00192	BUY	3,700	31.94	118,178	ACCIV	STOCK		26,664,100	522,056,821
29/01/2004	00193	BUY	81,300	31.95	2,597,535	ACCIV	STOCK		26,745,400	521,975,521
29/01/2004	00194	BUY	20,000	31.96	639,200	ACCIV	STOCK		26,765,400	521,955,521
29/01/2004	00195	BUY	35,100	31.98	1,122,498	ACCIV	STOCK		26,800,500	521,920,421
29/01/2004	00196	BUY	5,000	31.99	159,950	ACCIV	STOCK		26,805,500	521,915,421
29/01/2004	00197	BUY	115,100	32.00	3,683,200	ACCIV	STOCK		26,920,600	521,800,321
								As of current report	26,920,600	521,800,321

Shareholders' equity amount	0
Capital stock amount	12,297,696

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,465,902,072	2,453,604,376

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 28, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	25,535,500	523,185,421
28/01/2004	00177	BUY	100,000	32.40	3,240,000	ACCIV	STOCK		25,635,500	523,085,421
28/01/2004	00178	BUY	50,000	32.48	1,624,000	ACCIV	STOCK		25,685,500	523,035,421
28/01/2004	00179	BUY	1,500	32.49	48,735	ACCIV	STOCK		25,687,000	523,033,921
28/01/2004	00180	BUY	395,300	32.50	12,847,250	ACCIV	STOCK		26,082,300	522,638,621
28/01/2004	00181	BUY	61,000	32.54	1,984,940	ACCIV	STOCK		26,143,300	522,577,621
28/01/2004	00182	BUY	142,200	32.60	4,635,720	ACCIV	STOCK		26,285,500	522,435,421
28/01/2004	00183	BUY	1,500	32.65	48,975	ACCIV	STOCK		26,287,000	522,433,921
28/01/2004	00184	BUY	173,500	32.70	5,673,450	ACCIV	STOCK		26,460,500	522,260,421
28/01/2004	00185	BUY	75,000	32.80	2,460,000	ACCIV	STOCK		26,535,500	522,185,421
								As of current report	26,535,500	522,185,421

Shareholders' equity amount	0
Capital stock amount	32,563,070

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,498,465,142	2,465,902,072

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 22, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	25,334,500	523,386,421
22/01/2004	00175	BUY	1,000	32.29	32,290	ACCIV	STOCK		25,335,500	523,385,421
22/01/2004	00176	BUY	200,000	32.30	6,460,000	ACCIV	STOCK		25,535,500	523,185,421
								As of current report	25,535,500	523,185,421

Shareholders' equity amount	0
Capital stock amount	6,492,290

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,504,957,432	2,498,465,142

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 20, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	24,940,800	523,780,121
20/01/2004	00173	BUY	300	31.88	9,564	ACCIV	STOCK		24,941,100	523,779,821
20/01/2004	00174	BUY	393,400	31.90	12,549,460	ACCIV	STOCK		25,334,500	523,386,421
								As of current report	25,334,500	523,386,421

Shareholders' equity amount	0
Capital stock amount	12,559,024

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,517,516,456	2,504,957,432

Issuer's Comments